Dodge & Cox  /  Investment Managers  /  San Francisco
eBay INC,  (EBAY) Bought
US Marketplace,
40%
International
Marketplace,
36%
Payments, 23%
Communication,
1%
Investment Thesis
Reasonable Valuation
EBAY has a reasonable Free Cash Flow (FCF) yield and net cash of $2.43 per share.
Ecommerce Growth
Ecommerce is growing faster than overall retail sales.
Scale/Network Effects
EBAY is the leader in three businesses that benefit from network effects and scale.
Risks
Competition
EBAY faces many ecommerce competitors.
Macro environment
Consumer spending could slow.
Slower Growth
EBAY’s growth could slow due to competition and high ecommerce penetration.
as of December 12, 2006
Company Profile
Founded in 1995, EBAY is headquartered
in California.
EBAY operates 3 leading internet
franchises:
1) eBay: internet retail/auctions
2) PayPal: internet payments provider
3) Skype: internet VOIP operator
EBAY operates 23 country-specific
websites.
53% of sales are international.
Per Share Valuation
2005 Revenues = $4.5Billion
FY ends December 31
Shares Outstanding = 1,394 Million
All figures in USD
Conclusion: EBAY is an attractive investment given its reasonable valuation, growth opportunities and leadership in ecommerce.
EBAY S&P 500
Price 31 1417
2005 EPS 0.86 80
2006e EPS 1.00 88
2006e Price/Sales 7.6 1.5
2006e Price/Earnings 31x 16x
2006e Price/Book 4.1x 2.9x
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully
consider the Fund's investment objectives, management fees, risks and expenses.   To obtain a Fund's prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Golden West Financial Corp. (GDW) Tendered
Original Investment Thesis
High Asset Quality
Non-performing assets have comprised 0.28-1.50% of total assets over the last 10 years, about 15% lower than other
California home lenders. Actual loan losses have consistently been quite low.
Low Cost Structure
Operating expense as a percentage of revenues is consistently below 35%, while other thrifts range between 45-50%
and banks between 50-60%.
Well Regarded Management
Co-Chairs/CEOs Herb & Marion Sandler have run the company for over 40 years and lead an experienced, stable management team.
Risks
Exposure to Interest Rates
More than 95% of GDW’s loans are mortgages with rates that adjust monthly, meaning sharp increases in rates will temporarily decrease spreads.
High Exposure in California
Large declines in home sales activity or a weak economy in California will slow asset growth and impair asset quality.
Florida
8%
New Jersey
5%
Other
27%
California
60%
as of October 2, 2006
Company Profile
2
nd
largest savings institution in U.S., with
total assets of $117 billion
Collects deposits through a 285-branch
network across 10 states, with mortgage
origination in 39 states.
Over 95% of loans are adjustable rate
mortgages (ARMs).
Acquired by Wachovia on October 2,
2006
Per Share Valuation
Loan Portfolio by Geography 2005
($117 billion)
FY ends December 31
Shares Outstanding = 309.1 million
Conclusion: Shares tendered for cash and Wachovia shares.
Golden West S&P 500
Price 77.25 1336
2005 EPS 4.65 79
2006 est. EPS 5.25 61
2006e Price/Earnings 15x 22x
2Q 06 Price/Book 2.5x 1.8x
This material is for informational purposes only and is not an analysis of every material fact with respect to any security.  Opinions expressed above are subject to change without notice.
Statements of fact may be inaccurate or incomplete.  Information regarding a security is historical and is not intended to represent current conditions or predict future results.  The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity.  This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited.  Before investing in any Dodge & Cox Fund, you should carefully
consider the Fund's investment objectives, management fees, risks and expenses.   To obtain a Fund's prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Exposure to the 50 Largest Stocks in the S&P 500
During the late 90’s, we reduced our exposure to Mega Capitalization stocks in the S&P 500 as they traded at premium
valuations.   In recent years, valuations have declined and we have increased our exposure.
Source: JP Morgan.  Mega Caps = largest 50 stocks in the S&P 500 by market capitalization, chosen annually.
Mega Cap Valuations 1996 2000 2005
Price-to-Earnings 21.9x 28.6x 16.2x
Price-to-Sales 1.3x 3.1x 1.8x
Price-to-Book 4.3x 6.1x 2.9x
Stock Fund Exposure (%) 16.6% 4.4% 23.9%
S&P 500 Top 50 Weighting 46.5% 55.1% 48.4%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
0x
10x
20x
30x
40x
50x
Mega Cap Returns (left)
S&P 500 Returns (left)
Top 50 P/E (right)
Mega Caps Outperform                                       Mega Caps Underperform
Decreasing %                                                     Increasing %
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which includes more complete information, including management fees, investment policies, risk considerations, and expenses.  Read it carefully before investing. Dodge & Cox does not guarantee the future performance of your account or any specific level of performance, the success of any investment decision or strategy that we may use, or the success of our overall management of your account.

% Overlap
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Sept 06
P/E

Dodge & Cox  /  Investment Managers  /  San Francisco
0%
5%
10%
15%
20%
25%
30%
0x
5x
10x
15x
20x
25x
30x
35x
40x
45x
50x
Stock Fund Overlap with the S&P 500: 1990 - Present
as of September 30, 2006
Our ownership of S&P 500 stocks has been inversely correlated with fluctuations in the Index’s P/E
* Overlap calculated by comparing the weight of each security in the Stock Fund vs. the corresponding weight in the S&P 500 (if applicable) and choosing the lower of the two.  The sum of  this value for each security in the Stock Fund represents overlap.  Historical price-to-earnings ratio is based on reported earnings and includes negative earnings
Source: Dodge & Cox, Standard & Poors
S&P 500
P/E
% Overlap